April 1, 2011

Mark Rakip

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sino Payments, Inc.

Form 10-K for fiscal year ended August 31, 2010

Filed January 12, 2011

Form 10-Q for period ended November 30, 2010

Filed January 19, 2011

File No. 0-53537

Dear Mr. Rakip:

Sino Payments, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of February 28, 2011, pertaining to the Company’s Form 10-K for the fiscal year ended August 31, 2010 and Form 10-Q for the period ended November 30, 2010 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 28, 2011.

FORM 10-K for the year ended August 31, 2010

Item 15. Exhibits

Exhibits 31.1 and 31.2

1.

In future filings please do not alter the language of the principal officer certifications as required by Section 302 of the Sarbanes-Oxley Act of 2002, as the certifications should be in the exact form as illustrated in Item 601(b)(31) of Regulation S-K.  Please also specify the periodic report in paragraph 1 of the certification.

RESPONSE:  We confirm that in future filings we will not alter the language of the principal officer certifications from the exact form illustrated in Item 601(b)(31) of Regulation S-K.

FORM 10-Q for the period ended November 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 12

Quarterly Developments, page 13

2.

We note that you completed the joint venture agreement on December 1, 2010 to form Tap ePayment Services Limited, whereby you had planned to issue 1,000,000 shares of common stock to Tap Group in exchange for 51% ownership in the joint venture.  Considering the completion date of the joint venture agreement, please tell us how you were able to record this transaction as of November 30, 2010.  In addition, given your majority ownership percentage, please provide to us your analysis of the accounting for this transaction.  In your response explain to us whether the joint venture is consolidated or accounted for as an equity method investment and tell us the basis for your conclusion.  Cite any relevant accounting literature in your response.

RESPONSE:  As per the Company’s Form 10-Q for the period ended November 30, 2010, the joint venture transaction closed on November 26, 2010.  We inadvertently disclosed this information under the “Subsequent Developments” heading under the Management’s Discussion and Analysis section, however, the disclosure correctly indicates that the transaction closed on November 26, 2010.

The date of our signed agreement with TAP ePayment Services Limited was November 26, 2010, where we obtained a 51% interest in the joint venture in exchange for the issuance of 1,000,000 common shares of our Company.  We recorded the transaction in our 10-Q financial statements for the period ended November 30, 2010 due to the fact that the signed agreement was in effect as at the reporting date.

We are accounting for the joint venture under the equity method, as the revenues and costs of the joint venture are being shared between Tap Group and our Company.   We have recorded the investment in joint venture at the cost (fair value of our common shares based on the last trading price on the date of the signed agreement), and will change the value in our investment based on the income and losses that the joint venture recognizes.

We are amending the Filing to include a copy of the Joint Venture Agreement as exhibit 10.10, which was inadvertently omitted from our Form 10-Q for the period ended November 30, 2010.

In connection with the Company’s responding to the comments set forth in the February 28, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Sino Payments, Inc.

/s/ Matthew Mecke

By: Matthew Mecke

Title: President and Chief Executive Officer

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